Exhibit 99.1

Ramat-Gan, Israel, May 19, 2019 - B Communications Ltd. (NASDAQ and TASE: BCOM) (the “Company” or "B Communications"), today announced that the bondholders of the Company and Internet Gold-Golden Lines Ltd. ("Internet Gold") have approved in principle and in an indicative manner, Searchlight Capital Partners’ updated proposal for the purchase of Internet Gold’s shares in B Communications and for additional investment in B Communications as was previously and widely reported on May 14, 2019. The updated investment offer includes a short exclusivity period as detailed in the updated investment proposal.

The final and binding decision regarding the approval of any final agreement according to the updated investment proposal will be made only after the appropriate legal proceedings and necessary legal approvals, to be held and obtained, as required. The final and binding approval and voting by the bondholders of the Company and Internet Gold will be subject to such proceedings.

Ami Barlev, CEO:

"The board of directors is of the opinion that the amended proposal strikes a proper balance between the interests of all the relevant parties, resolves legal disagreements that could have overshadowed it and hindered alternative solutions in the existing circumstances, and provides an appropriate solution also considering the other alternatives available to the Company. It is worth noting that the willingness of Internet Gold and its creditors to use all the proceeds that will be received from Searchlight, as well as most of the money held by Internet Gold, to back and strengthen the Company is a commendable and important component that will enable an increase in the amount of new capital injected into the Company. The board of directors thanks all the many parties involved in the negotiations for the openness, creativity and initiative shown by them in settling the differences that arose in reaching an appropriate compromise. The board of directors has been acting to the best of its ability and in a highly intensive manner to advance a favorable solution and it will continue to act for the benefit of all the Company's stakeholders. Numerous stages and hurdles still remain ahead in advancing and concluding the transaction itself, including receiving the approvals required by law. We hope that the spirit of cooperation will see us through the process successfully."

This report is neither an offer to sell nor a solicitation of an offer to buy any securities in the United States. The securities may not be offered or sold in the United States and we will not make any public offering of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward looking statements include, but are not limited to, general business conditions, changes in the regulatory and legal compliance environments and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission, including B Communications’ Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.